Exhibit 99.1

RRSAT EXPANDS GLOBALLY, CREATES LOCAL PRESENCE
IN RUSSIA

RRsat Opens New Office in Moscow, Providing Local Broadcasting Services to
Russia and the CIS

Airport City Business Park, Israel – June 24, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced  today the opening of a local office in Moscow, Russia.

“Enhancing our position in the Russian market is an important strategic initiative and a key part of our global expansion program," commented Avi Cohen, RRsat's Chief Executive Officer. "We are committed to providing this market with end-to-end premium digital media broadcasting solutions.”

RRsat's new Moscow office is a key step towards establishing a presence in Russia and the Commonwealth of Independent States (CIS), a market of tens of millions of households. This step has been preceded by extensive efforts to assemble the required infrastructure, including local premium platforms, strategic partnerships and alliances, and the recruitment of a local team, to provide tailored solutions for broadcasting in and out of this region.

The professional team at RRsat's new Moscow office offers services ranging from premium broadcasting solutions, leveraging RRsat's 24/7 global distribution network, through end-to-end content management and extensive playout services.

“The establishment of our local presence clearly demonstrates our commitment to this strategically important market," added Mr. Cohen. "RRsat is focused on helping our customers reach as many households in Russia and the CIS as possible, while also cost-effectively expanding their reach outside of the country to viewers throughout the world. This is one step in our strategy to bring global broadcasting solutions to various regions, by establishing a local presence.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere,(iv) the growth of our OU business, (v), our ability to build a stronger local presence in the North American region (vi) our expectation to expand our client base and sell additional services to our existing client base, and (vii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com